SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

_______________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A5	Page 2 of 6

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
894,536
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
894,536
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A5

This constitutes Amendment No. 5 (the “Amendment No. 5”) to the statement on Schedule 13D filed on behalf of Julian Singer (“Mr. Singer” or the “Reporting Person”), dated and filed February 16, 2016 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, on the Statement on February 16, 2016, the Reporting Person sent a letter (attached as Exhibit 99.1 to the Statement, the “February 16 Letter”) to the Board of Directors (the “Board”) of the Issuer. In the February 16 Letter, among other things, the Reporting Person (i) expressed his disappointment with the Issuer’s performance and his belief that the Issuer’s poor operational and financial results, and inability to generate profits, are the consequence of mismanagement, (ii) noted that it appears that the value of the Issuer’s assets significantly exceeds the current stock price of the Issuer’s common stock, (iii) recommended that the Issuer retain advisors to pursue sales of the Issuer’s assets in an effort to maximize stockholder value, and (iv) indicated that, if the Issuer fails to take actions necessary to maximize such value, the Reporting Person may seek representation on the Board.

As previously reported, on Amendment No. 1 to the Statement, dated February 29, 2016, the Reporting Person was engaging in further discussions with the Issuer and was considering seeking to replace the entire Board if the Board failed to take actions necessary to maximize the value of the Issuer.

As previously reported on Amendment No. 2 to the Statement, dated March 11, 2016, the Reporting Person sent a letter (attached as Exhibit 99.2 thereto, the “March 11 Letter”) to the Board of the Issuer. On March 1, 2016, the Issuer adopted a Tax Asset Preservation Plan (the “Plan”). In the March 11 Letter, the Reporting Person requested that the Board confirm that the Reporting Person will not be considered an “Acquiring Person” under the Plan if and to the extent that the Reporting Person acquires additional shares of Common Stock such that the Reporting Person’s aggregate beneficial ownership does not exceed 19.9% of the outstanding shares of Common Stock. In addition to the foregoing, the Reporting Person had requested that the Issuer appoint the Reporting Person and Matthew Stecker to the Board.

As previously reported on Amendment No. 3 to the Statement, dated April 13, 2016, (i) the Reporting Person had engaged in further discussions with the Issuer and, in such discussions, the Board and management of the Issuer had refused to appoint the Reporting Person and Matthew Stecker to the Board, (ii) the Reporting Person intended to nominate four (4) nominees for election to the Board to replace each director that has been a member of the Board for more than ten (10) years (consisting of Steve G. Nussrallah, C. Shelton James, Larry L. Enterline, and Charles Blackmon), and (iii) on April 5, 2016, the Board notified the Reporting Person that the Board had determined to waive application of the Plan to the extent that the Reporting Person acquires additional shares of Common Stock such that the Reporting Person’s aggregate beneficial ownership does not exceed 14.7% of the outstanding shares of Common Stock.

As previously reported on Amendment No. 4 to the Statement, dated May 5, 2016, the Reporting Person continued to believe that the Issuer’s poor operational and financial results (including, the financial results reported by the Issuer on May 3, 2016) were the consequence of mismanagement. The Reporting Person, as the Issuer’s largest beneficial owner of Common Stock, had attempted to continue to engage with the Issuer’s current Board and management. However, the Board had refused to engage with, and had prohibited Issuer management from engaging with, the Reporting Person with respect to, among other things, the Company’s poor operational results. The Issuer had also failed to take actions that the Reporting Person believed was necessary to maximize stockholder value. In an effort to ensure that the Issuer takes steps to maximize shareholder value, including, among other things, continuing to sell assets of the Issuer and distributing proceeds therefrom to the Issuer’s stockholders, the Reporting Person (i) had engaged advisors (including Kingsdale Shareholder Services) in connection with its intended nomination of directors to the Board at the Issuer’s 2016 annual stockholder meeting and (ii) intended to send a letter to the Issuer, pursuant to Section 220 of the Delaware General Corporation Law, demanding that the Issuer provide the Reporting Person with a complete list of the holders of the Common Stock in connection with such nomination.

The purpose of this Amendment No. 5 is to report that, since the filing of Amendment No. 4 to the Statement, on May 23, 2016, the Reporting Person sent a letter (attached as Exhibit 99.3 to the Statement, the “May 23 Letter”) to the Chairman of the Board (the “Chairman”) of the Issuer. In the May 23 Letter, among other things, the Reporting Person (i) expressed his concern with the Chairman’s troubling inability or unwillingness to discuss substantively the Reporting Person’s concerns regarding the Issuer, (ii) noted that, during the Chairman’s tenure with the Issuer, the Issuer’s stock price has decreased from above $176 per share to, as of the close on May 20, 2016, $5.80 per share (an approximately 97% decline), (iii) stated that the Issuer’s recent increase in stock price appears to track closely with the regulatory disclosure of the Reporting Person’s current position and intent, and with the Issuer’s beginning to take certain steps the Reporting Person has recommended from the outset (such as selling underperforming assets and subsequently returning capital to stockholders), (iv) reiterated the Reporting Person’s interest, if possible, in avoiding a drawn-out proxy contest and in working constructively with the Chairman and other members of the Board to realize the full value of the Issuer’s assets, and (v) expressed his strong belief that the Issuer will not be able to unlock the significant value of its business as long as the Board continues to remain substantially occupied by entrenched, long-tenured directors who do not have a significant equity interest in the Issuer.

Except in connection with the matters described in this Item 4 and as contemplated herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Person may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) The Reporting Person, as managing member of JDS1, may be deemed to beneficially own 894,536 shares of Common Stock, comprising approximately 9.4% of the outstanding shares of Common Stock, based on 9,550,309 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 3, 2016.

(b) The Reporting Person has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.

(c) Not Applicable.

(d) No Person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

99.1 Letter, dated February 16, 2016, from the Reporting Person to the Board of Directors of the Issuer (Filed as Exhibit 99.1 to the Statement filed by the Reporting Person with the Securities and Exchange Commission on February 16, 2016).

99.2 Letter, dated March 11, 2016, from the Reporting Person to the Board of Directors of the Issuer (Filed as Exhibit 99.2 to the Statement filed by the Reporting Person with the Securities and Exchange Commission on March 11, 2016).

99.3 Letter, dated May 23, 2016, from the Reporting Person to the Chairman of the Board of Directors of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2016

JDS1, LLC

By: /s/ Julian Singer

Name: Julian Singer

Title: Managing Member